Mail Stop 3561

April 12, 2006

Steven Bolton, President
Quorum Ventures, Inc.
50 Fell Avenue, Suite 101
North Vancouver, British Columbia

> **RE:** **Quorum Ventures, Inc.**
> **Registration Statement on Form SB-2/A**
> **File No. 333-119715**
> **Filed on April 7, 2006**

Dear Mr. Bolton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Part II – Information Not Required in Prospectus

Exhibits

Legality Opinion

1. Revise to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Delaware Constitution, and reported decisions interpreting those laws.

2. We note the statement that the Shares are "currently validly issued, fully paid and non-assessable when sold after the effectiveness of the Registration Statement." The statement is not clear given that the shares cannot be "currently" validly issued, fully-paid, and non-assessable when they have not been issued, which will only take place upon the sale of the securities pursuant to the underlying registration statement. Revise as appropriate.

<p align="center">Closing Comments</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Michael Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc.   Dennis Johnson *by facsimile*
        (562) 694-0412